Exhibit 99.1

GREEN PLAINS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

AND RELATED NOTES THERETO

Introduction and Basis of Presentation

On September 23, 2016, Green Plains Inc. and subsidiaries (“Green Plains”) completed its purchase of three ethanol plants and certain related assets from subsidiaries of Abengoa, S.A. Under the acquisition method of accounting, the acquired assets and assumed liabilities of the acquired businesses are recorded as of the purchase date at their respective fair values and combined with Green Plains’ assets and liabilities.

A pro forma condensed combined balance sheet is not included in this filing because the transaction has already been reflected in the consolidated balance sheet of Green Plains as of September 30, 2016, which was included in Green Plains’ Quarterly Report on Form 10-Q filed on November 3, 2016.

The unaudited pro forma condensed combined statements of operations are based upon the combined historical results of operations of Green Plains, Abengoa Bioenergy Maple, LLC and subsidiaries (“Abengoa Maple”) and the York, Nebraska ethanol plant acquired from Abengoa Bioenergy Company, LLC (“Abengoa York”). Abengoa Maple reflects the results of operations of the Madison, Illinois and Mount Vernon, Indiana ethanol plants. The unaudited pro forma condensed combined statements of operations give effect to the purchase of the three ethanol plants and certain related assets (collectively, the “asset purchase”), as described in the related asset purchase agreements.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015, and the nine months ended September 30, 2016, combine the historical consolidated statements of operations of Green Plains, Abengoa Maple and Abengoa York, giving effect to the asset purchase as if it had occurred on January 1, 2015. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined statements of operations to give effect to pro forma events and adjustments that are (1) directly attributable to the asset purchase, (2) factually supportable, and (3) expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined statements of operations should be read in conjunction with the accompanying notes. In addition, the unaudited pro forma condensed combined statements of operations were based on and should be read in conjunction with:

•	the historical financial statements of Green Plains as of and for the year ended December 31, 2015, and the related notes included in Green Plains’ Annual Report on Form 10-K for the year ended December 31, 2015;

•	the historical financial statements of Abengoa Maple as of and for the year ended December 31, 2015, and the related notes attached as Exhibit 99.1 to Green Plains’ Current Report on Form 8-K/A filed on December 7, 2016;

•	the historical statement of revenues and direct operating expenses of Abengoa York for the year ended December 31, 2015, attached as Exhibit 99.3 to Green Plains’ Current Report on Form 8-K/A filed on December 7, 2016;

•	the historical unaudited financial statements of Green Plains as of and for the nine months ended September 30, 2016, and the related notes included in Green Plains’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2016;

•	the historical unaudited financial statements of Abengoa Maple as of and for the six months ended June 30, 2016, and the related notes attached as Exhibit 99.2 to Green Plains’ Current Report on Form 8-K/A filed on December 7, 2016;

•	the historical unaudited statement of revenues and direct operating expenses of Abengoa York for the six months ended June 30, 2016, and the related notes attached as Exhibit 99.4 to Green Plains’ Current Report on Form 8-K/A filed on December 7, 2016.

The unaudited pro forma condensed combined statements of operations have been presented for informational purposes only and are not necessarily indicative of what the combined company’s results of operations actually would have been had the asset purchase been completed as of the date indicated. In addition, the unaudited pro forma condensed combined statements of operations do not purport to project the future operating results of the combined company. The unaudited pro forma condensed combined statements of operations do not reflect cost savings, operating synergies or revenue enhancements anticipated to result from the asset purchase of the three ethanol plants, the costs incurred to integrate their operations, or the costs necessary to achieve these cost savings, operating synergies or revenue enhancements. Material transactions between Green Plains, Abengoa Maple and Abengoa York during the periods presented in the unaudited pro forma condensed combined statements of operations have been eliminated.

The unaudited pro forma condensed combined statements of operations have been prepared using the acquisition method of accounting under U.S. generally accepted accounting principles (“GAAP”). The acquisition accounting is dependent upon working capital adjustments that have not been finalized. Accordingly, the pro forma adjustments included herein are preliminary and have been made solely for the purposes of providing unaudited pro forma condensed combined statements of operations, and may later be revised.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(in thousands, except per share amounts)

	Green Plains	Abengoa Maple	Abengoa York	Pro Forma Adjustments (Note 2)		Pro Forma Combined
Revenues
Product revenues	$2,957,201	$376,406	$104,265	$8,011	(a)	$3,444,573
				(1,310)	(b)
Service revenues	8,388	—	—	—		8,388

Total revenues	2,965,589	376,406	104,265	6,701		3,452,961

Costs and expenses
Cost of goods sold	2,729,599	390,965	107,272	4,373	(a)	3,197,165
				(1,310)	(b)
				(33,734)	(c)
Operations and maintenance expenses	29,369	—	—	—		29,369
Selling, general and administrative expenses	79,594	20,728	1,214	(16,063)	(d)	85,473
Depreciation and amortization expenses	65,950	—	—	33,734	(c)	81,266
				(18,418)	(e)
Restructuring and impairment charges	—	236,103	—	(236,103)	(f)	—

Total costs and expenses	2,904,512	647,796	108,486	(267,521)		3,393,273

Operating income (loss)	61,077	(271,390)	(4,221)	274,222		59,688

Other income (expense)
Interest income	1,211	590	—	(185)	(g)	1,396
				(220)	(h)
Interest expense	(40,366)	(20,476)	—	20,071	(i)	(50,227)
				(9,456)	(j)
Other, net	(457)	(3)	—	—		(460)

Total other income (expense)	(39,612)	(19,889)	—	10,210		(49,291)

Income (loss) before income taxes	21,465	(291,279)	(4,221)	284,432		10,397
Income tax expense (benefit)	6,237	—	—	(4,893)	(k)	1,344

Net income (loss)	15,228	(291,279)	(4,221)	289,325		9,053
Net income attributable to noncontrolling interests	8,164	—	—	1,809	(l)	9,973

Net income (loss) attributable to Green Plains	$7,064	$(291,279)	$(4,221)	$287,516		$(920)

Earnings per share:
Net income (loss) attributable to Green Plains—basic	$0.19					$(0.02)

Net income (loss) attributable to Green Plains—diluted	$0.18					$(0.02)

Weighted average shares outstanding:
Basic	37,947					37,947

Diluted	39,028			(1,081)	(m)	37,947

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(in thousands, except per share amounts)

	Green Plains	Abengoa Maple(a)	Abengoa York(a)	Pro Forma Adjustments (Note 2)		Pro Forma Combined
Revenues
Product revenues	$2,472,741	$246,665	$43,264	$5,043	(a)	$2,767,627
				(86)	(b)
Service revenues	6,042	—	—	—		6,042

Total revenues	2,478,783	246,665	43,264	4,957		2,773,669

Costs and expenses
Cost of goods sold	2,293,095	252,628	48,394	4,100	(a)	2,595,803
				(86)	(b)
				(2,328)	(c)
Operations and maintenance expenses	25,713	—	—	—		25,713
Selling, general and administrative expenses	68,225	10,434	1,248	(4,154)	(d)	74,256
				(1,497)	(n)
Depreciation and amortization expenses	56,132	—	—	2,328	(c)	67,619
				9,159	(e)

Total costs and expenses	2,443,165	263,062	49,642	7,522		2,763,391

Operating income (loss)	35,618	(16,397)	(6,378)	(2,565)		10,278

Other income (expense)
Interest income	1,263	679	—	(376)	(g)	1,305
				(261)	(h)
Interest expense	(33,117)	(15,029)	—	14,726	(i)	(39,832)
				(6,412)	(j)
Other, net	(2,050)	—	—	—		(2,050)

Total other income (expense)	(33,904)	(14,350)	—	7,677		(40,577)

Income (loss) before income taxes	1,714	(30,747)	(6,378)	5,112		(30,299)
Income tax benefit	(4,339)	—	—	(13,042)	(k)	(17,381)

Net income (loss)	6,053	(30,747)	(6,378)	18,154		(12,918)
Net income attributable to noncontrolling interests	14,072	—	—	2,309	(l)	16,381

Net income (loss) attributable to Green Plains	$(8,019)	$(30,747)	$(6,378)	$15,845		$(29,299)

Earnings per share:
Net loss attributable to Green Plains—basic	$(0.21)					$(0.76)

Net loss attributable to Green Plains—diluted	$(0.21)					$(0.76)

Weighted average shares outstanding:
Basic	38,301					38,301

Diluted	38,301					38,301

(a)	Represents results from January 1, 2016 to September 23, 2016, the acquisition date.

1.	PRELIMINARY PURCHASE PRICE ALLOCATION

For the purposes of this pro forma analysis, the initial purchase price, including estimated working capital adjustments, has been preliminarily allocated based on an estimate of the fair value of assets acquired and liabilities assumed as of the asset purchase date. The determination of estimated fair value requires management to make significant estimates and assumptions. The following is a summary of the preliminary purchase price allocation (in thousands):

Amounts of Identifiable Assets Acquired and Liabilities Assumed
Accounts receivable	$1,825
Inventories	16,914
Prepaid expenses and other current assets	872
Property and equipment, net	234,938
Other long-term assets	3,011

Current maturities of long-term debt	(442)
Other current liabilities	(476)
Long-term debt	(2,951)

Total identifiable net assets	$253,691

Green Plains expects to finalize the purchase price and allocations during the fourth quarter of 2016, which is not expected to materially impact the preliminary amounts shown above.

2.	PRO FORMA ADJUSTMENTS

Adjustments under the heading “Pro Forma Adjustments” in the accompanying pro forma condensed combined statements of operations represent the following:

(a)	Reflects historical revenues and cost of goods sold associated with certain corn oil extraction assets acquired from Abengoa under the Abengoa Maple asset purchase agreement, which are not reflected in the results of operations of Abengoa Maple.

(b)	Reflects the elimination of transactions between Green Plains and the Abengoa ethanol plants.

(c)	Reflects the reclassification of historical Abengoa Maple and Abengoa York depreciation expenses from cost of goods sold to depreciation and amortization expenses, to conform to Green Plains’ statement of operations presentation.

(d)	Reflects the removal of intercompany management fee allocations from Abengoa, S.A. and subsidiaries to Abengoa Maple. Substantially all of the management activities covered by previous agreements with Abengoa, S.A. will be performed by Green Plains’ existing personnel.

(e)	Reflects adjustments to present depreciation and amortization expense of the acquired businesses based on the allocated purchase price of the net assets acquired. Green Plains generally calculates depreciation using the straight-line method over the following estimated useful lives:

Years
Plant, buildings and improvements	10-40
Ethanol production equipment	15-40
Other machinery and equipment	5-7
Land improvements	20
Computer and software	3-5
Office furniture and equipment	5-7

(f)	Reflects the removal of restructuring and impairment charges for Abengoa Maple, which consisted entirely of additional depreciation expense related to impaired property and equipment.

(g)	Reflects the removal of interest income earned by Abengoa Maple on investments not acquired by Green Plains.

(h)	Reflects an adjustment for interest income foregone by Green Plains on the cash used to acquire the Abengoa ethanol plants, based on the actual weighted-average interest rate earned by Green Plains on corporate cash balances during the applicable periods.

(i)	Reflects the elimination of historical financing and interest costs related to Abengoa Maple debt not assumed.

(j)	Reflects the addition of amortization expense of financing costs and interest expense on new debt incurred to finance the acquisition. On August 15, 2016, Green Plains issued $170 million of 4.125% convertible senior notes due 2022, approximately $85 million of which was used to finance a portion of the acquisition of the Abengoa Maple ethanol plants. The convertible notes contain liability and equity components which were bifurcated and accounted for separately, resulting in an effective interest rate on the liability component of the convertible notes of approximately 9.3%. In addition, Green Plains Partners LP (the “partnership”) borrowed $90 million on its revolving credit agreement to finance its acquisition of the Abengoa ethanol storage assets as described in Note 2(l). The partnership incurs interest on its revolving credit facility at a variable rate, which was 3.3% immediately following the closing of the acquisition. The remainder of the purchase price was funded using cash on hand as described in Note 2(h).

(k)	Reflects estimated income tax benefits on historical Abengoa Maple and Abengoa York pre-tax losses, adjusted by pro forma amounts and excluding income attributable to noncontrolling interests as described in Note 2(l), using Green Plains’ estimated income tax rate of approximately 38.0%.

(l)	Reflects income attributable to noncontrolling interests related to assets acquired by the partnership. Green Plains owns a 62.5% limited partner interest and 2.0% general partner interest in the partnership. Concurrently with Green Plains’ acquisition of the Abengoa ethanol plants, the partnership acquired the storage assets of the Abengoa ethanol plants from Green Plains for $90 million in a transfer between entities under common control. The partnership earns revenues on ethanol storage assets from Green Plains under a fee-based storage and throughput agreement. The pro forma adjustment was calculated by applying the provisions of the storage and throughput agreement to the actual ethanol produced by Abengoa Maple and Abengoa York during the applicable periods.

(m)	Reflects an adjustment to remove common stock equivalents, which would have an antidilutive effect on pro forma net loss per share.

(n)	Reflects an adjustment to remove Abengoa bankruptcy reorganization expenses.